amec

CERTIFICATE OF AUTHOR
Lynton Gormely, Ph.D., P.Eng
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-4349
Fax: (604) 664-3057
lynton.gormely@amec.com

I, Lynton Gormely, Ph.D., P.Eng., am a Professional Engineer, employed as a Principal Process Engineer of AMEC Americas (formerly E&C Services) Limited and residing at 5441 Cliffridge, North Vancouver, in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of British Columbia with a Bachelor of Applied Science degree in 1968 and a Ph.D. in 1973, both in Chemical Engineering.

I have practiced my profession continuously since 1973 and have been involved in research development, design engineering, and commissioning of process plants for the mining industry.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Process Engineer and have been so since 1974.

I have not visited the Muskeg Valley project in Alberta. I was responsible for the review of matters related to the calcine portion of section 16 and the process in section 19 for the Muskeg Valley Project.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 2nd day of February, 2004.

s/ Lynton Gormely
Lynton Gormely, Ph.D., P.Eng.

AMEC E&C Serivices Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel: +1 604-664-3471
Fax: +1 604-664-3057